Exhibit 7

CVF Technologies Corporation
Investee: Gemprint Corporation
Valuation Report
Updated March 2004

Prepared by: Lawrence Casse, Vice President and Bob Miller, CFO -CVF Technologies Corporation

Conclusion

Based on the following, CVF Technologies Corporation concludes that the fair value of Gemprint Corporation is in excess of the net goodwill for Gemprint Corporation as carried on CVF Technologies Corporations books as of December 31, 2003 of $1,575,070 CND ($1,215,009 US). The value of Gemprint Corporation based on the updated information provided (using a discount factor of 31.9%) here is $1,403,700 CND on the low side (based on present value of sales) to $1,866,800 CND (based on the earnings multiplier). This discount factor is a very conservative number as Gemprint has been operating on its own cash flow for the last 2 years.

Net Goodwill as of 12/31/2003	$1,575,070 CND
Gemprint net assets as of 12/31/2003	147,703 CND
Total	$1,722,773 CND

Update

The following report has been based primarily on an independent valuation report prepared by ANS Corporate Finance Associates Inc. ("ANS") of Mississauga, Ontario, dated March 9, 2001.

We have reviewed the ANS report of March 2001 and adjusted the valuation based on:

-	changed interest rates and other market information that would affect the discounted rate of return
-	new financial projections from management
-	changes in the structure of the diamond industry and other important events affecting the industry and consumer demand
-	general economic conditions
-	changed foreign exchange rates for the Canadian dollar

All numbers are in Canadian dollars unless otherwise stated.

Value and Marketability

The company has succeeded in its continuing "top-down" strategy by forming relationships with some major diamond manufacturers and cutters. Once established these produce recurring revenues with little additional effort demanded from Gemprint. This "click-fee' revenue model will make Gemprint attractive to potential acquirers. In addition, Gemprint has established a strong patent position and intellectual property using advanced pattern recognition algorithms which provide considerable barriers to entry to competitors who might try to imitate its methods.

The nature of the Gemprint's business generates recurring revenues or "click fees" for ongoing registrations from customers with little additional cost or overheads required to maintain the customers.

Gemprint has established a strong presence in Canada's diamond mining industry. With recent production of high-quality diamonds coming from Canada's Northwest Territories, Canada has established itself as the world's third largest diamond producer (after Botswana and Russia). Gemprint's relationship with the government of NWT has enabled Gemprint to play a key role in the branding of Canadian Arctic diamonds. Canadian diamonds cut and polished in Canada are Gemprinted with a charge of $15 to the customer with $6 rebated by Gemprint to the NWT government.

A council formed by representatives of Canada's provincial governments, The National Diamond Strategic Council has been set up to advance marketing of Canadian diamonds and Gemprint sits on the cutting and polishing committee.

A Gemprint machine has been installed in the New York Diamond Bourse which has increased awareness of gemprint in New York's diamond trading community.

In 2003 Gemprint expanded sales efforts for its ISI software/hardware verification systems which sell for about $30,000. The target market is large diamond producers who sell diamonds on consignment ("memo goods") and require verification upon return of the goods. Gemprint expects that these systems will represent 20 to 30% of its revenues in the years ahead.

Gemprint has also developed a family of software systems that can be used in grading laboratories and elsewhere.

A European marketing partner has been established, Breebart NV of Rotterdam, a company with extensive contacts in the European diamond trade. Paolillo, a jewelry company based in Rome has formed marketing relationships with the Italian mint and others and developed a marketing/ advertising campaign for "DNA diamonds" which is supported by Gemprint technology. "DNA diamonds" is expected to become a worldwide brand. A second system has been set up in Messina, Italy to support the marketing program but to date results have been disappointing.

The last three years have been one of considerable change for the diamond industry:

- De Beers, the largest player in the market for rough diamonds has changed its strategy of acting to support or control prices in the market to the same degree. The Oppenheimer family, De Beers major shareholder, has taken the company private. De Beers itself will become a player in the market for branded stones, competing against many its "sightholders" to whom it directly supplies rough diamonds. Russia is also emerging as a major supplier of rough and polished stones, competing directly against De Beers. Canada is expected to become a supplier of up to 14% of the worlds diamonds (De Beers has some interests in the Canadian mines) by 2010. Gemprint is well-entrenched in the Canadian industry and all diamonds certified by the Canadian North West Territories will be gemprinted.

- Increased attention has been paid in the media over the past year to the issue of "conflict diamonds" used to fuel violent civil wars in Sierra Leone and elsewhere.

- there is evidence that diamonds have been used as a currency by the Al Quaeda organization or its affiliates, who are believed connected to the hijacking of a transport plane with large diamond cargo from the Brussels airport three years ago.

The net result of these two developments has been to re-enforce the role of certification and brand-oriented marketing in the sales of diamonds. In the 1980's and 1990s diamond sales failed to grow as rapidly as other luxury good items such as fashion, vodka or high-end luggage precisely because the industry was unable or unwilling to brand its product. The current emphasis on branding should increase the value of Gemprint to major players in the industry. Numerous major players in the diamond industry have moved in the last year to establish the value of brands, sometimes in conjunction with fashion design or marketing companies. Gemprint is now supporting the marketing of fourteen brands.

Gemprint has developed new software over the past year that will trace the complete "supply-chain" for diamonds (working with other partners with technology for identifying rough stones). This new software will serve to help the industry cope with customer concerns about the sourcing of diamonds.

Zales, the largest American jewelry chain has successfully implemented Gemprint programs in many of its stores and is continuing to expand its role as a marketing tool. Zales is now one of Gemprint's largest customers.

Risk Factors

Three customers represent over 50% of Gemprint's revenues. We expect that this dependence will decrease as Gemprint continues to develop partners worldwide.

Assets Valuations and Intellectual Property

We agree with the earlier report that purchasers of companies like Gemprint typically do not look at asset values. Nevertheless, it should be noted that Gemprint's patents- which do not expire until 2010- and intellectual property embedded in the scanning machines and software developed, constitute a valuable asset that would be of interest to a major industry player. Gemprint is now a vendor of software systems to various components to the jewelry industry with interfaces developed to standard measuring systems and scales used in the industry such as those produced by Sarin, Mettler and OGI.

In addition, Gemprint's database of registered stones continues to increase and is currently close to 300,000. We expect that the number will increase to 500,000 or more by 2004. This database of proprietary information can be a valuable asset in its own right to a potential purchaser.

Discount Rate Calculation

The risk-free rate of return is usually taken from the benchmark 30 year US Treasury bond. The current rate of 4.90% (February 2004) is very close to that of 5.4% in March 2001. However, we have used a discount rate of 31.9% as the base for the calculation of the risk-adjusted discount rate which is the same as the 31.9% used in the ANS valuation (See Table 2 ANS report).

Earnings Projections

Gemprint Management has revised downward its financial projections from 2003.

The foreign exchange rate used in calculating the financial projections was US$0.75 for the Canadian dollar, reduced from O.663 in March 2001. The current exchange rate is US$0.7477 (February 20 2004) for the Canadian dollar. Gemprint generates over 80% of its revenues from outside Canada.

The Company has made considerable effort to reduce its expenses over the past years, its monthly operating cash requirement currently being about $80,000 Cdn. Gemprint recorded its first annual operating profit (on an EBITDA basis) for the year ending December 2002 of approximately $50,000.

For the year ending December 2003, Gemprint reported revenues of Cdn $1,034,616 with a net loss before accrued interest and dividends of Cdn $89,220. It should be noted that the jewelry business is seasonal with the busiest quarter for Gemprint typically being October to December.

Gemprint also has considerable tax-loss carry-forwards which can be used to shelter future earnings. We have therefore disregarded taxes. We have also disregarded accrued dividends.

Table 1				Revenue & Growth Projection

	Actual	Projected	Projected	Projected	Projected	Projected
	2003	2004	2005	2006	2007	2008

Sales		$1,382,772	$1,640,000	$2,100,000	$2,500,000	$3,000,000
	$ 1,034,616

Cost of Sales	($244,355)	($323,520)	($377,200)	($462,000)	($525,000	($600,000)

Gross Profit	$790,261	$1,059,252	$1,262,800	$1,638,000	$1,975,000	$2,400,000

Gross Profit %	76%	77%	77%	78%	79%	80%

Operating Expenses	$879,481	$941,496	$1,000,000	$1,100,000	$1,200,000	$1,300,000

EBITDA	($89,220)	$117,756	$262,800	$538,000	$775,000	$1,100,000

Discounted Future Earnings (at 31.9% discount rate)

	Risk-Adjusted
Year	Earnings	Discounted
	(EBITDA)	Earnings

2004	$117,756	$89,277
2005	$262,800	$151,055
2006	$538,000	$234,449
2007	$775,000	$256,049
2008	$1,100,100	$275,555
SubTotal	$2,793,656	$1,006,385
residual value		$860,408
TOTAL		$1,866,793

The residual value was taken using the more conservative method assuming the 2008 earnings going forward to 2028 and discounted at a rate of 31.9%.

Discounted Future Revenues (at 31.9% discount rate)

Year	Projected
		Present Value
	Revenues
		(Revenue times discount rate of 31.9%)

2004	$1,382,772	$1,048,349
2005	$1,640,000	$942,658
2006	$2,100,000	$915,314
2007	$2,500,000	$825,963

Weighted Average	(see below)	968,096
Multiplier		1.45
Indicated Value		$1,403,739

Year 1 is weighted by 4, year 2 is weighted by 3, year 3 is weighted by 2 and year 4 is weighted by 1